

Mail Stop 6010

May 15, 2008

VIA U.S. MAIL and FACSIMILE (425) 749-3601

Paul Campbell
Interim Chief Financial Officer
eMagin Corporation
10500 NE 8th Street, Suite 1400
Bellevue, Washington   98004

      RE: eMagin Corporation
               Form 10-K for the fiscal year ended December 31, 2007
               Filed April 14, 2008
               File No. 001-15751

Dear Mr. Campbell:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Campbell
eMagin Corporation
May 15, 2008
Page 2

Form 10-K for the fiscal year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Year ended December 31, 2007 compared to year ended
December 31, 2006

1. We see that revenue has substantially increased in each of the last three years,
   while cost of goods sold has remained constant. Please tell us and revise future
   filings to disclose the reason that cost of goods sold did not change significantly,
   considering the significant increase in revenues during these periods. In addition,
   please provide additional disclosure of the nature and impact of the non-recurring
   production issue that occurred in the fourth quarter of 2007.

Liquidity and Capital Resources, page 29

2. We see from Note 16 of the consolidated financial statements that you failed to
   meet certain compliance conditions of notes payable during the year ended
   December 31, 2007 due to the delisting from the AMEX. Please revise future
   filings to discuss the restrictive components of your debt covenants and to include
   a discussion of the related non-compliance. In addition, disclose the impact of
   debt covenants on your ability to undertake additional debt or equity financing, if
   any. If these covenants limit, or are reasonably likely to limit, your ability to
   undertake financing to a material extent, please discuss the covenants in question
   and the consequences of the limitation to the company's financial condition and
   operating performance. Refer to FR-72.

Consolidated Financial Statements

Note 8. Debt, page 41

3. Regarding the extinguishment of debt as a result of the significant modifications
   made on July 23, 2007, please tell us and revise future filings to disclose how you
   determined the fair value of the new debt of $10.7 million. Please also tell us the
   accounting literature upon which you relied in determining that the fair value of
   the warrants should be included in the loss on extinguishment of debt.

4. As a related matter, please tell us and revise future filings to disclose how you
   valued the beneficial conversion feature of the amended notes.

Note 9. Income Taxes, page 42

5.   Please revise future filings to disclose the significant components that make up
        the "permanent difference" in reconciling the federal statutory rate to the reported
        income tax rate. Please refer to paragraph 47 of SFAS 109, which requires
        disclosure of the estimated amount and the nature of each significant reconciling
        item in this table.

Note 12. Commitments and Contingencies, page 49

6.   We see that you entered into an intellectual property agreement with Kodak under
        which Kodak licensed a patent that you own. In return, Kodak has waived
        royalties due under existing licensing agreements and reduced royalty payments
        due in 2007 and 2008. Please tell us the accounting basis for classifying this
        benefit as other non-operating income for the year ended December 31, 2007.
        Tell us the amount, if any, you will recognize as income in 2008 under the
        agreement with Kodak.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

   · staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding
     initiated by the Commission or any person under the federal securities laws of the
     United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief